Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

GLOBALCOMM Booth 40059	Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

OPTIBASE SHOWCASES INNOVATIVE ENCODING SOLUTIONS AT GLOBALCOMM 2006, HELPING
OPERATORS DELIVER SERVICES VIA QUAD PLAY AND MULTIPLE COMMUNICATIONS PLATFORMS

        HERZLIYA, Israel, June 1st, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital video solutions, today announced that it will demonstrate its innovative, carrier-grade IPTV and digital video encoding solutions at Globalcomm 2006, June 4-8 in Chicago. The company will showcase the ability to address the challenges operators and service providers encounter when delivering services over multiple communications platforms-fixed, mobile or satellite.

        “All services available today, triple play or quad play, cannot function without encoders,” says Adam Schadle, president of Optibase Inc. “It’s all about convergence and Optibase is uniquely positioned with a long track record of encoding innovation that plays a role when an operator or enterprise wants to integrate an end-to-end solution. Our high-quality, high-reliability IPTV head-end solutions make the difference.”

        Visitors to the Optibase booth (40059) will see a demonstration of live encoding of MPEG-4 AVC (H.264) High Definition (HD) resolution technology. The Optibase solutions are designed to provide efficient HD bandwidth utilization without compromising video quality. MPEG-4 AVC HD is currently the only format that enables Telcos to provide high definition channels to DSL subscribers. Optibase’s IPTV demo also includes Picture in Picture (PiP) capabilities that enable simultaneous display of multiple video channels on a single screen.

        In the mobile and satellite arena, Optibase will highlight its recent deal with SmartVideo to provide full motion TV to Verizon and Cingular mobile subscribers in the U.S. SmartVideo is using the Optibase MGW 5100 TV streaming platform to encode and transmit live video received via satellite and provide a content offering of news, weather, sports and children’s programming to cell phones and other smart handheld devices.

        Also at Globalcomm, Optibase will discuss an announcement with France’s major pay-tv operator, Canal+ Group, about its selection of Optibase to provide video over IP throughout the company’s facilities. Optibase will also highlight recent work with Venaca to help Lifetime Networks move from tape to a file-based digital asset management system.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.